Exhibit 12.1

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended December 31, 2003
(in thousands)

Net income from continuing operations	$130,918
Income taxes	90,972
Fixed charges (including securitization certificates)	112,694

Total	$334,584

Interest expense	$93,174
Interest component of rentals	19,520

Total	$112,694

Ratio of earnings to fixed charges	2.97

Exhibit 12.2

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
Twelve Months Ended December 31, 2003
(in thousands)

Net income from continuing operations	$130,918
Income taxes	90,972
Fixed charges (including securitization certificates)	112,694

Total	$334,584

Interest expense	$93,174
Interest component of rentals	19,520

Subtotal	112,694
Preferred stock dividend requirements	3,322

Total	$116,016

Ratio of earnings to fixed charges	2.88